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                                                                   EXHIBIT 11

                     [FERROFLUIDICS CORPORATION LETTERHEAD]


August 6, 1999





Mr. Alvan F. Chorney
10 Mt. Laurel Road
Unit 607
Nashua, N.H. 03061


Dear Mr. Chorney:

     This letter sets forth our understanding with respect to severance pay to which you would be entitled to in the event of change of control of the Company, and within 12 months of that occurrence. For severance events other than "change of control of the Company", our original agreement dated
October 1, 1993, remain in-place.

     In the event that your employment with the Company is terminated, other than by reason of your death, disability or for cause, you will be entitled to receive severance pay ("Severance Payment") for a period of twenty-four (24) months at a rate equal to the highest annual salary rate during the time of employment. The Severance Payment shall be paid to you in fifty-two (52) equal bi-weekly payments, commencing with the first pay date of the Company following your termination of employment.

     For purposes of this Agreement, in the event you shall be totally disabled from performing your duties with the Company for a consecutive period of thirteen weeks, the Board of Directors may terminate your employment after one
(1) month prior written notice to you, in which event the Company shall not be liable to pay you any further compensation or the severance payment.

     This Letter Agreement does not change in any way the at-will nature of your employment with the Company, nor does it supersede the Non-Disclosure Agreement dated January 29, 1990 between you and the Company that remains in full force and effect.

     This Letter Agreement shall in all respects be interpreted, enforced, governed and construed by and under the laws of the State of New Hampshire, exclusive of the conflicts of laws provisions thereof.

     This Letter Agreement represents our entire understanding regarding the terms of your severance from the Company and supersedes any prior understandings or agreements between you and the Company or any of its representatives regarding the terms of your severance from the Company. This Agreement may not be modified, altered or changed except by a written instrument duly signed by the parties.

     Please signify your agreement to the terms of this Letter Agreement by signing in the space provided.

                                             Sincerely,


                                             FERROFLUIDICS CORPORATION



                                             By: /s/ Paul F. Avery, Jr.
                                                -----------------------------
                                                Paul F. Avery, Jr.
                                                President & CEO


Agreed to:  /s/ Alvan F. Chorney             Date: August 6, 1999
            ------------------------               --------------------------
            Alvan F. Chorney